240.13d-102 Schedule 13G Information
 to be included in statements
filed pursuant to
240.13d-1(b), (c), and (d) and
amendments thereto filed pursuant
to 240.13d-2.
Securities and Exchange Commission,
Washington, D.C. 20549
Schedule 13G
Under the Securities Exchange
 Act of 1934
(Amendment No._)*
LIONHEART ACQUISITION CORP I
(Name of Issuer)
COMMON STOCK,
(Title of Class of Securities)
53625R104
(CUSIP Number)
FEBRUARY 28, 2022
(Date of Event Which
Requires Filing of this
Statement)
Check the appropriate
box to designate the rule
 pursuant to which this Schedule
 is filed:
[X] Rule 13d-1(b)
[] Rule 13d-1(c)
[] Rule 13d-1(d)
*The remainder of this cover page
 shall be filled out for a reporting
 person's initial filing on this
 form with
respect to the subject class of
 securities, and for any subsequent
 amendment containing information which
would alter the disclosures
 provided in a prior cover page.
The information required in
the remainder of this cover
 page shall not be deemed
to be filed for the
purpose of Section 18 of
the Securities Exchange
Act of 1934 (Act) or otherwise
subject to the liabilities of
that section of the Act but
 shall be subject to all other
provisions of the Act (however,
see the Notes).
CUSIP No. 53625R104
(1) Names of reporting persons
OMNI EVENT
MANAGEMENT
(2) Check the appropriate
box if a member of a group
(a)
(see instructions)
(b)
(3) SEC use only

(4) Citizenship or place of
organization:
4TH FLOOR, 15 GOLDEN
SQUARE, LONDON W1F
9JG, UK
Number of shares beneficially
owned by each reporting
person with:

(5) Sole voting power

(6) Shared voting power
1,987,373
(7) Sole dispositive power

(8) Shared dispositive power

(9) Aggregate amount beneficially
 owned by each reporting person
1,987,373
(10) Check if the aggregate
amount in Row (9) excludes
 certain
shares (see instructions)

(11) Percent of class
represented by amount in
 Row (9)
15.64%
(12) Type of reporting
person (see instructions)
IA
Page  of  Pages Instructions
for Cover Page:
(1) Names of Reporting Persons
Furnish the full legal name of each
 person for whom the report is filed
i.e., each person required to
 sign the schedule itself
including each member of
a group. Do not include the
name of a person required
to be identified in the
report but who is not a
 reporting person.
(2) If any of the shares
 beneficially owned by a
reporting person are held
 as a member of a group and that
membership is expressly
 affirmed, please check
 row 2(a). If the reporting
person disclaims membership
 in a
group or describes a
relationship with other
person but does not affirm
 the existence of a group, please
check row 2(b) [unless it
is a joint filing pursuant
to Rule 13d-1(k)(1) in which
case it may not be necessary to
check row 2(b)].
(3) The third row is for SEC
internal use; please leave blank.
(4) Citizenship or Place of
Organization Furnish citizenship
if the named reporting person
is a natural
person. Otherwise, furnish place
 of organization.
(5)-(9), (11) Aggregated Amount
 Beneficially Owned By Each
Reporting Person, etc.
Rows (5) through (9)
inclusive, and (11) are to be
completed in accordance with
the provisions of Item 4 of
Schedule 13G. All
percentages are to be rounded
off to the nearest tenth
 (one place after decimal point).
(10) Check if the aggregate
amount reported as beneficially
 owned in row (9) does not include
 shares as to
which beneficial ownership is
 disclaimed pursuant to Rule
13d-4 [17 CFR 240.13d-4] under
the Securities
Exchange Act of 1934.
(12) Type of Reporting Person
Please classify each reporting
person according to the following
 breakdown
(see Item 3 of Schedule 13G)
and place the appropriate Symbol
 on the form:
Category
Symbol
Broker Dealer
BD
Bank
BK
Insurance Company
IC
Investment Company
IV
Investment Adviser
IA
Employee Benefit Plan or
Endowment Fund
EP
Parent Holding Company/Control Person
HC
Savings Association
SA
Church Plan
CP
Corporation
CO
Partnership
PN
Individual
IN
Non-U.S. Institution
FI
Other
OO
NOTES: Attach as many copies
of the second part of the
cover page as are needed,
one reporting person per
page.
Filing persons may, in order
to avoid unnecessary duplication,
answer items on the schedules
(Schedule
13D, 13G or TO) by appropriate
cross references to an item or
 items on the cover page(s).
This approach
may only be used where the
cover page item or items
provide all the disclosure
required by the schedule
item. Moreover, such a use
of a cover page item will
result in the item becoming
a part of the schedule and
accordingly being considered
 as filed for purposes of
section 18 of the Securities
 Exchange Act or otherwise
subject to the liabilities
of that section of the Act.
Reporting persons may comply
 with their cover page filing
requirements by filing either
 completed copies
of the blank forms available
 from the Commission, printed
or typed facsimiles, or
computer printed
facsimiles, provided the documents
filed have identical formats to the
forms prescribed in the
Commission's regulations and meet
existing Securities Exchange Act
rules as to such matters as clarity and
size (Securities Exchange Act Rule
12b-12).
SPECIAL INSTRUCTIONS FOR COMPLYING
WITH SCHEDULE 13G
Under Sections 13(d), 13(g) and 23
of the Securities Exchange Act of
1934 and the rules and regulations
thereunder, the Commission is authorized
 to solicit the information required
to be supplied by this
schedule by certain security holders
of certain issuers.
Disclosure of the information specified
in this schedule is mandatory. The
information will be used for the
primary purpose of determining and
disclosing the holdings of certain
beneficial owners of certain equity
securities. This statement will be
 made a matter of public record.
 Therefore, any information given
 will be
available for inspection by any
 member of the public.
Because of the public nature of
the information, the Commission
can use it for a variety of purposes,
including referral to other
 governmental authorities or
securities self-regulatory
organizations for
investigatory purposes or in
connection with litigation
 involving the Federal securities
laws or other civil,
criminal or regulatory statutes
or provisions.
Failure to disclose the information
 requested by this schedule may
result in civil or criminal
action against
the persons involved for
violation of the Federal
securities laws and rules
promulgated thereunder.
Instructions. A. Statements
filed pursuant to Rule 13d-1(b)
containing the information
 required by this
schedule shall be filed not
later than February 14 following
the calendar year covered by the
statement or
within the time specified in
 Rules 13d-1(b)(2) and 13d-2(c).
Statements filed pursuant to
Rule 13d-1(d) shall
be filed within the time
specified in Rules 13d-1(c),
13d-2(b) and 13d-2(d).
Statements filed pursuant
to Rule
13d-1(c) shall be filed not
later than February 14 following
the calendar year covered by
the statement
pursuant to Rules 13d-1(d)
and 13d-2(b).
B. Information contained in
a form which is required to
 be filed by rules under
section 13(f) (15 U.S.C.
78m(f)) for the same calendar
 year as that covered by a
statement on this schedule
 may be incorporated by
reference in response to
any of the items of this
schedule. If such information
is incorporated by reference
in this schedule, copies of
 the relevant pages of such
form shall be filed as an
exhibit to this schedule.
C. The item numbers and captions
of the items shall be included
but the text of the items is
 to be omitted.
The answers to the items shall
 be so prepared as to indicate
clearly the coverage of the
items without
referring to the text of the
items. Answer every item. If
an item is inapplicable or the
answer is in the
negative, so state.
Item 1(a) Name of issuer:___
LIONHEART ACQUISITION CORP I
Item 1(b) Address of issuer's
principal executive offices:____
4218 NE 2ND AVENUE, MIAMI, FL
33137
2(a) Name of person filing:
OMNI EVENT MANAGEMENT LIMITED
2(b) Address or principal
 business office or, if none, residence:
4TH FLOOR, 15 GOLDEN SQUARE,
LONDON W1F 9JG, UK
2(c) Citizenship:
UNITED KINGDOM
2(d) Title of class of securities:
 COMMON STOCK
2(e) CUSIP No.:
53625R104
Item 3. If this statement is
filed pursuant to 240.13d-1(b)
or 240.13d-2(b) or (c), check
whether the person
filing is a:
     (a) Broker or dealer registered
 under section 15 of the Act (15
U.S.C. 78o);
     (b) Bank as defined in section
 3(a)(6) of the Act (15 U.S.C. 78c);
     (c) Insurance company as defined
 in section 3(a)(19) of the Act (15 U.S.C. 78c);
     (d) X Investment company
 registered under section 8 of the
Investment Company Act of 1940 (15
U.S.C 80a-8);
     (e) An investment adviser in
accordance with 240.13d-1(b)(1)(ii)(E);
     (f) An employee benefit plan or
endowment fund in accordance with 240.13d-
1(b)(1)(ii)(F);
     (g) A parent holding company or control
 person in accordance with 240.13d-1(b)(1)(ii)(G);
     (h) A savings associations as
 defined in Section 3(b) of the
Federal Deposit Insurance Act (12 U.S.C.
1813);
     (i) A church plan that is
excluded from the definition of
an investment company under
section 3(c)(14)
of the Investment Company Act of
1940 (15 U.S.C. 80a-3);
     (j) A non-U.S. institution in
accordance with 240.13d-1(b)(1)(ii)(J);
     (k) Group, in accordance with
240.13d-1(b)(1)(ii)(K). If filing
 as a non-U.S. institution in
accordance with
240.13d-1(b)(1)(ii)(J), please
specify the type of institution: ____
Item 4. Ownership
Provide the following information
 regarding the aggregate number and
percentage of the class of securities
of the issuer identified in Item 1.
(a) Amount beneficially owned:
 _____1,987,373.
(b) Percent of class: ____15.64%.
(c) Number of shares as to which
the person has:
(i) Sole power to vote or to direct
 the vote _____.
(ii) Shared power to vote or to direct
 the vote _____1,987,373.
(iii) Sole power to dispose or to direct
the disposition of _____.
(iv) Shared power to dispose or to direct
the disposition of _____.
Instruction. For computations regarding
securities which represent a right to
acquire an underlying security
see 240.13d-3(d)(1).
Item 5. Ownership of 5 Percent or Less
of a Class. If this statement is being
 filed to report the fact that as of
the date hereof the reporting person
 has ceased to be the beneficial owner
 of more than 5 percent of the
class of securities, check the
 following.
Instruction. Dissolution of a
group requires a response to this item.
Item 6. Ownership of More than 5
 Percent on Behalf of Another
 Person. If any other person
is known to
have the right to receive or the
power to direct the receipt of
dividends from, or the proceeds from the sale
of, such securities, a statement to that
effect should be included in response to
this item and, if such
interest relates to more than 5 percent
of the class, such person should be
identified. A listing of the
shareholders of an investment company
 registered under the Investment Company
 Act of 1940 or the
beneficiaries of employee benefit plan,
 pension fund or endowment fund is not
 required.
Item 7. Identification and Classification
of the Subsidiary Which Acquired the
Security Being Reported on by
the Parent Holding Company or Control
 Person. If a parent holding company
or control person has filed
this schedule pursuant to Rule
13d-1(b)(1)(ii)(G), so indicate
under Item 3(g) and attach an
exhibit stating the
identity and the Item 3 classification
 of the relevant subsidiary. If a
 parent holding company or control
person has filed this schedule
 pursuant to Rule 13d-1(c) or
Rule 13d-1(d), attach an exhibit stating the
identification of the relevant
 subsidiary.
Not applicable
Item 8. Identification and
 Classification of Members of the Group
Not applicable
If a group has filed this
schedule pursuant to 240.13d-1(b)(1)(ii)(J),
so indicate under Item 3(j) and attach an
exhibit stating the identity and Item
3 classification of each member of
 the group. If a group has filed this
schedule pursuant to Rule 13d-1(c)
or Rule 13d-1(d), attach an exhibit
stating the identity of each member
of the group.
Item 9. Notice of Dissolution of
 Group. Notice of dissolution of
 a group may be furnished as an exhibit
stating the date of the dissolution
and that all further filings with
respect to transactions in the security
reported on will be filed, if required,
 by members of the group, in their
individual capacity. See Item 5.
Not applicable
Item 10. Certifications
(a) The following certification
shall be included if the statement
 is filed pursuant to 240.13d-1(b):
By signing below I certify that,
to the best of my knowledge and
belief, the securities referred
to above were
acquired and are held in the
ordinary course of business and
 were not acquired and are not
 held for the
purpose of or with the effect of
changing or influencing the control
 of the issuer of the securities and were
not acquired and are not held in
connection with or as a participant
in any transaction having that purpose
or effect, other than activities
solely in connection with a nomination
 under 240.14a-11.
(b) The following certification shall
 be included if the statement is filed
pursuant to 240.13d-1(b)(1)(ii)(J), or if
the statement is filed pursuant to
 240.13d-1(b)(1)(ii)(K) and a member
 of the group is a non-U.S. institution
eligible to file pursuant to
240.13d-1(b)(1)(ii)(J):
By signing below I certify that,
 to the best of my knowledge and
belief, the foreign regulatory scheme
applicable to [insert particular
 category of institutional investor]
 is substantially comparable to the
regulatory scheme applicable to the
 functionally equivalent U.S.
 institution(s). I also undertake
 to furnish to
the Commission staff, upon request,
 information that would otherwise
 be disclosed in a Schedule 13D.
(c) The following certification
 shall be included if the statement
 is filed pursuant to 240.13d-1(c):
By signing below I certify that,
 to the best of my knowledge and
 belief, the securities referred
to above were
not acquired and are not held
 for the purpose of or with the
 effect of changing or influencing
 the control of
the issuer of the securities
and were not acquired and are not
 held in connection with or as a
participant in
any transaction having that
 purpose or effect, other than
activities solely in connection
with a nomination
under 240.14a-11.
Signature. After reasonable
 inquiry and to the best of my
knowledge and belief, I certify
that the
information set forth in this
statement is true, complete and correct.
Dated:__ MARCH 10, 2022
_____.
Signature.
SARAH FUNNELL, COMPLIANCE
ASSOCIATE
Name/Title.
The original statement
shall be signed by each
person on whose behalf the
statement is filed or his
authorized representative.
If the statement is signed
on behalf of a person by
 his authorized representative
other than an executive
officer or general partner of
the filing person, evidence of
 the representative's
authority to sign on behalf
 of such person shall be filed
with the statement, Provided,
 however, That a
power of attorney for this
purpose which is already on
file with the Commission may
 be incorporated by
reference. The name and any
title of each person who
 signs the statement shall
be typed or printed
beneath his signature.
NOTE: Schedules filed in
paper format shall include
a signed original and five
copies of the schedule,
including all exhibits.
See Rule 13d-7 for other
 parties for whom copies
 are to be sent.